UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S/A

Corporate Taxpayer’s ID (CNPJ/MF) 04.032.433/0001 -80
Corporate Registry ID (NIRE) 33.300.275410
Publicly-Held Company

Notice to the Market

Rio de Janeiro, August 4, 2008.

In compliance with Directive Release CVM/SGE/001/03 of January 22, 2003, and article XII, caput, of CVM Instruction 358 of January 03, 2002, Contax Participações S/A (the “Company”) (Bovespa: CTAX3 and CTAX4) announces that it has received email dated A, 2008 from BNY MELLON SERVIÇOS FINANCEIROS DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS S/A stating that the investment funds managed and administrated (“Funds”) by ORBE INVESTIMENTOS E PARTICIPAÇÕES LTDA had reduced their equity interest in the Company. Said increase does not affect the Company’s shareholding control or management structure in any way.

The email stated that its managed investment funds reached a 4.88% participation of the preferred shares issued by the Company and therefore, the institution reached a total amount of preferred shares of 489,700 (CTAX4).

Furthermore, the investment funds managed by BNY MELLON SERVIÇOS FINANCEIROS DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS S/A and by ORBE INVESTIMENTOS E PARTICIPAÇÕES LTDA have not signed any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

The transcription of the above-mentioned correspondence follows below.

Sincerely,

Michel Sarkis

CFO and Investor Relations Officer

Contax Participações S/A

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Rio de Janeiro, July 30, 2008.

To
CONTAX PARTICIPAÇÕES S.A.
Rua do Passeio 56 - 12° Andar
CEP: 20021290
Cidade: Rio de Janeiro - UF: RJ
Fax: (21) 3131 0294
Attention: Michel Neves Sarkis

With copy to:
“Comissão de Valores Mobiliários – CVM”
“Gerência de Acompanhamento de Empresas”
Fax: (21) 3233-8230

São Paulo Stock Exchange (Bovespa)
Fax: (11) 3233-2061
gre@bovespa.com.br

Dear Sir/Madam,
BNY MELLON SERVIÇOS FINANCEIROS DISTRIBUIDORA DE T¥TULOS E VALORES MOBILIÁRIOS S.A., a company with head office at Av. Presidente Wilson n° 231/11° andar, city and state of Rio de Janeiro, pursuant to CVM Instruction 358/2002, amended by CVM Instruction 449/07, hereby request you to publish the following "Notice to the Market" through the IPE system.

“NOTICE TO THE MARKET”

BNY MELLON SERVIÇOS FINANCEIROS DISTRIBUIDORA DE T¥TULOS E VALORES MOBILIÁRIOS S.A., a Company with head office at Av. Presidente Wilson n°. 231/11° andar, city and state of Rio de Janeiro, inscribed in the Corporate Taxpayers Roll (CNPJ/MF) under number 02.201.501/0001 -61, hereby informs, pursuant to CVM Instruction 358/2002, amended by CVM Instruction 449/07, that the investment funds managed by ORBE INVESTIMENTOS E PARTICIPAÇÕES LTDA and administered by it (“Funds”) had jointly sold preferred shares issued by CONTAX PARTICIPAÇÕES S.A. (“Company”), in trading sessions at the São Paulo Stock Exchange (Bovespa) in recent weeks. In addition to the already-held interest, the Fund owned 489,700 (four hundred, eighty-nine thousand, seven hundred) preferred shares on July 30, 2008. Said interested held by the Fund represents 4.88% (four point eight, eight percent) of the total preferred shares issued by the Company. We reaffirm that the acquisition of shares is exclusively for investment purposes and there is no interest whatsoever in altering the ownership control or management structure of the Company. Moreover, we also inform that we (i) do not hold any subscription bonus, subscription rights to shares, or options to acquire shares and convertible debentures issued by the Company; and (ii) have not signed any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company. Rio de Janeiro, July 30, 2008.

We are eager to provide any further information, should you require.

BNY MELLON SERVIÇOS FINANCEIROS DISTRIBUIDORA DE T¥TULOS E VALORES MOBILIÁRIOS S.A.
Administrator

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.